UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42024

Mingteng International Corporation Inc.

(Translation of registrant’s name into English)

No. 10 Fushi Road, Luoshe Town, Huishan District,

Wuxi, Jiangsu Province, China 214000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

A copy of the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2026 and 2025 is furnished as Exhibit 99.1, and a copy of the Interim Financial Statements is furnished as Exhibit 99.2 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Months Ended June 30, 2026 and 2025
99.2	Unaudited Interim Condensed Consolidated Financial Statements for the Six Months ended June 30, 2026 and 2025
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2026	Mingteng International Corporation Inc.

	By:	/s/ Yingkai Xu
	Name:	Yingkai Xu
	Title:	Chief Executive Officer

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